Exhibit m(1)

FORM OF

DISTRIBUTION AND SERVICE PLAN

Fidelity California Municipal Trust: Spartan California Municipal Income Fund

Spartan California Municipal Income Fund

1. This Distribution and Service Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") for the Spartan California Municipal Income Fund shares of Spartan California Municipal Income Fund ("Spartan California Municipal Income Fund"), a class of shares of Spartan California Municipal Income Fund (the "Fund"), a series of Fidelity California Municipal Trust (the "Trust").

2. The Trust has entered into a General Distribution Agreement on behalf of the Fund with Fidelity Distributors Corporation (the "Distributor") under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers for the Fund's shares of beneficial interest ("Shares"). Under the agreement, the Distributor pays the expenses of printing and distributing any prospectuses, reports and other literature used by the Distributor, advertising, and other promotional activities in connection with the offering of Shares of the Fund for sale to the public. It is recognized that Fidelity Management & Research Company (the "Adviser") may use its management fee revenues as well as past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses incurred in connection with the distribution of Spartan California Municipal Income Fund Shares, including the activities referred to above.

3. The Adviser directly, or through the Distributor, may, subject to the approval of the Trustees, make payments to securities dealers and other third parties who engage in the sale of Spartan California Municipal Income Fund Shares or who render shareholder support services, including but not limited to providing office space, equipment and telephone facilities, answering routine inquiries regarding the Fund, processing shareholder transactions and providing such other shareholder services as the Trust may reasonably request.

4. The Spartan California Municipal Income Fund will not make separate payments as a result of this Plan to the Adviser, Distributor or any other party, it being recognized that the Fund presently pays, and will continue to pay, a management fee to the Adviser. To the extent that any payments made by the Fund to the Adviser, including payment of management fees, should be deemed to be indirect financing of any activity primarily intended to result in the sale of Spartan California Municipal Income Fund Shares within the meaning of Rule 12b-1, then such payments shall be deemed to be authorized by this Plan.

5. This Plan shall become effective upon the approval by a vote of at least a "majority of the outstanding voting securities" (as defined in the Act) of Spartan California Municipal Income Fund, this plan having been approved by a vote of a majority of the Trustees of the Trust, including a majority of Trustees who are not "interested persons" of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.

6. This Plan shall, unless terminated as hereinafter provided, remain in effect until April 30, 200_, and from year to year thereafter, provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to authorize direct payments by the Spartan California Municipal Income Fund to finance any activity primarily intended to result in the sale of Spartan California Municipal Income Fund Shares, to increase materially the amount spent by the Spartan California Municipal Income Fund for distribution, shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Spartan California Municipal Income Fund and (b) any material amendments of this Plan shall be effective only upon approval in the manner provided in the first sentence in this paragraph 6.

7. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Spartan California Municipal Income Fund.

8. During the existence of this Plan, the Trust shall require the Adviser and/or Distributor to provide the Trust, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of Spartan California Municipal Income Fund Shares (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

9. This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Spartan California Municipal Income Fund Shares.

10. Consistent with the limitation of shareholder liability as set forth in the Trust's Declaration of Trust or other organizational document, any obligation assumed by Spartan California Municipal Income Fund pursuant to this Plan and any agreement related to this Plan shall be limited in all cases to Spartan California Municipal Income Fund and its assets and shall not constitute an obligation of any shareholder of the Trust or of any other class of the Fund, series of the Trust or class of such series.

11. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.